03024664

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4524

FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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DEF 14A	*(PROXY)*	☐			

OICF/BY: dew

DATE : 7/18/03

82-45244

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2003/ 1960

दिनांक / Date : 10.07.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
BANK'S BALANCE SHEET AS ON 31ST MARCH, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1956 dated the July 10, 2003 addressed to Bombay Stock Exchange alongwith a copy of Bank's Consolidated Balance Sheet as on 31.03.2003, Profit and Loss Account and Cash Flow Statement for the year 2002-2003.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

AR/S
3-31-03

03 JUL 18 AM 7:21

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

क्रमांक / No. : CO / S & B /

दिनांक / Date :

VR/2003/1956 10.07.2003

Dear Sir,

LISTING AGREEMENT
BANK'S BALANCE SHEET AS ON 31ST MARCH, 2003

In terms of Clause 32 of the Listing Agreement we forward herewith a copy of the Bank's Consolidated Balance Sheet as on 31.03.2003 alongwith Profit and Loss Account and Cash Flow Statement for the year 2002-2003.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

शे एवं बा
SHARES &
BONDS
CORPORATE CENTRE, MUMBAI

STATE BANK OF INDIA (CONSOLIDATED)

Principal Accounting Policies

1 Basis of preparation of accounts

The accompanying financial statements have been prepared to comply, in all material aspects, with applicable statutory/ regulatory provisions, Accounting Standards and generally accepted accounting principles and practices prevailing in India, except otherwise stated.

2. Consolidation Procedure

2.1 Consolidated financial statements of the Group (comprising of 17 subsidiaries,4 Joint Ventures and 49 Associates) have been prepared on the basis of

(a) Audited accounts of State Bank of India (Parent)

(b) Line by Line aggregation of each item of asset/liability/income/expense of the 17 subsidiaries with the respective item of the Parent, and after eliminating all material intra-group transactions, unrealized profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per Accounting Standard 21 of the ICAI

(c) Consolidation of four Joint Ventures have been made under proportionate consolidation method as per AS 27 of ICAI.

(d) The investment in 'Associates' have been accounted for under the 'Equity Method' as per the Accounting Standard 23 of the ICAI

(e) The financial statements of the Subsidiaries/Joint Ventures are drawn up to the same reporting date as that of the Parent i.e. 31st March 2003.

2.2 The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognized in the financial statements as goodwill/capital reserve.

2.3 Minority interest in the net assets of the consolidated subsidiaries consists of :

2.3.1 The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

2.3.2 The minority shares of movements in revenue reserves/loss since the date the parent-subsidiary relationship came into existence.

3 **Transactions involving foreign exchange**

3.1 Items of income and expenditure as well as assets and liabilities in foreign currencies in respect of foreign offices and foreign subsidiaries, and assets and liabilities in foreign currencies held in the books of domestic offices are converted at the rate of exchange prevailing at the close of the year as per Reserve Bank of India (RBI) guidelines. Items of income and expenditure in foreign currencies at domestic offices are converted at the exchange rate prevailing on the date of transactions.

3.2 The banking entities of the Group recognise Profit or loss on pending forward contracts as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

3.3 Interest income and expense on Interest Rate Swaps and Forward Rate Agreements are accounted for on accrual basis.

4 **Investments**

4.1. **Classification :**

Investments are classified into "Held for Trading", "Available for Sale" and "Held to Maturity" categories as below:

a) The investments that are acquired with the intention to trade by taking advantage of the short term price/interest rate movement are classified under "Held for Trading". These investments are held under this category upto 90 days from the date of acquisition.

b) Investments which are intended to be held up to maturity are classified as "Held to Maturity."

c) Investments which are not classified in either of the above categories are classified as "Available for Sale."

4.2 **Valuation:**

4.2.1 In determining acquisition cost of investment:

(a) brokerage/commission received on subscriptions is deducted from the cost of securities.

(b) brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

(c) Interest accrued up to the date of acquisition of securities (i.e. broken period interest) is excluded from the acquisition cost and recognized as interest expenses.

4.2.2 Individual scrips classified under "Held for Trading" category, where market quotations are available, are valued at lower of book value or market value. Depreciation, if any, is recognized in the profit and loss account, while appreciation is ignored. The book value of the individual scrip is not changed.

4.3.3 Investments under "Held to Maturity" category are carried at acquisition cost. Wherever the book value is higher than the face value/ redemption value, the excess amount is amortized equally over the remaining period of maturity.

4.3.4 Investments under "Available for Sale" category are valued at cost or market price which ever is lower. Where market quotations are not available, market value for this purpose is arrived at on the basis of realizable price computed as per Fixed Income Money Market and Derivatives Association of India/Primary Dealers Association of India/RBI guidelines. Depreciation is recognized scrip-wise while appreciation is ignored. The book value of the individual scrip is not changed.

4.3.5 Treasury bills and commercial paper are valued at cost.

4.3.6 In respect of debentures/bonds etc.,where income/principal is not serviced, provision to depreciation is made as per norms of RBI applicable to non-performing advances.

4.3.7 Investments in Associates (both in India and abroad) are valued as per Accounting Standard 23.

4.3.8 Investments in subsidiaries and Joint Ventures are dealt with in accordance Accounting Standards 21 and 27 respectively.

5 Advances

5.1 Advances are shown in the balance sheet net of provisions and unrealized interest on Non Performing Assets (NPAs).

B.M. Chatrath & Co. Chartered Accountants Kolkata

5.2 A general provision of 0.25% is made on Standard Assets on the global loan portfolio.

5.3 Indian Offices

5.3.1 All advances are classified under four categories viz a) Standard Assets, b)Sub-Standard Assets, c) Doubtful Assets and d) Loss Assets.

5.3.2 Provisions are made on all outstanding advances net of interest not realized on NPAs as under:

(a) Sub-Standard Assets at 10%

(b) Doubtful Assets:

i) unsecured portion at 100% after netting retainable/realizable amount of guarantee cover provided by Export Credit Guarantee Corporation/Credit Gurantee Trust for small industries wherever applicable.

ii) Secured portion:

Period for which the advance has been considered as doubtful	*Percentage*
up to one year	20
One to three years	30
More than three years	50

iii) Advances where State Government guarantee remained default for more than two quarters as on 31.03.2000 after it is invoked at 30% of the secured portion and 100% of the unsecured portion.

iv) Loss Assets at 100%

5.3.3 Unrealized interest recognized in the previous year on advances, which become non-performing during the current year is provided for.

5.3.4 In case of restructuring/rescheduling of advances, the difference between the present value of the future interest as per the original agreement and the present value of the future interest as per the revised agreement is provided for at the time of restructuring/rescheduling by way of charge to the Profit and Loss Account.

5.4 Foreign offices

5.4.1 Advances are classified under four categories in line with those of Indian Offices.

5.4.2 Provisions in respect of advances are made as per IRAC norms prescribed by RBI or as per local requirements whichever are higher.

5.5 Advances include debts due from credit card holders and also factored debts.

6. Fixed Assets

6.1 Depreciation on Fixed Assets of Domestic Offices in India provided for on written down value method at the rates prescribed under Income Tax Rules, 1962. In respect of computers, depreciation is provided for on straight-line method @ 33.33% per annum as per RBI guidelines.

6.2 In respect of leasehold premises, the lease amount is amortised over the period of lease.

6.3 Depreciation on the fixed assets of foreign offices of SBI and foreign subsidiaries is provided as per the local laws of the countries.

7. Assets Given on Lease.

7.1 In respect of assets given on lease on or before 31st March 2001, the assets given on lease and the advance paid against assets given on lease are included in Fixed Assets as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively. Depreciation is provided for on straight line method as per the rates prescribed in Schedule XIV to the Companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per the guidelines issued by the Institute of Chartered Accountants of India (ICAI).

7.2 Assets given on lease on or after 1st April 2001 are accounted for as per Accounting Standard 19 issued by the Institute of Chartered Accountants of India. Such assets are included under "Other Assets". Provisions on non-performing leased assets are made on the basis of IRAC norms prescribed by RBI.

8. Revenue/Expense Recognition

8.1 Indian Offices: Banking entities

B.M. Chatrath & Co. Chartered Accountants

Income and expenditure are accounted on accrual basis. In case of Foreign Offices, income is recognized as per the local laws of the countries.

8.1.1 The following items of income are recognized on realization basis, owing to significant uncertainty in collection thereof

(a) Interest and lease income on non-performing advances/assets, including overdue bills

(b) Interest on non-performing investments.

(c) Commission (other than commission on deferred payment guarantees and government transactions), exchange and brokerage

(d) Dividend on investments

8.2 Indian Offices: Non-banking entities

8.2.1 Issue management and advisory fees (other than project appraisal fees) are recognised as per the terms of agreement with the client, which are generally aligned to the percentage completion method.

8.2.2 Fees for private placement and project appraisal services are recognised on completion of assignment.

8.2.3 Underwriting commission and brokerage income relating to public issues are accounted for on finalisation of allotment of the public issue.

8.2.4 Annual card fees and the add-on card fees are recognised as income at the time of setting up of cardholder account/ at the time of renewal of the card. All other card-related service fees are booked at the time of the transaction being recorded.

8.2.5 Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation.

8.2.6 Funds management fees are accounted for on accrual basis in accordance with the Investment Management and Advisory Agreement with the Board of Trustees or as modified thereafter.

8.2.7 Life insurance premium is recognised as income as and when due.

8.3 Foreign Offices/Foreign Subsidiaries

B.M. Chatrath & Co. Chartered Accountants

Income is recognised as per the local laws of the countries.

9. Staff Benefits

Provisions are made for gratuity / pension benefits to staff on an actuarial valuation and for provident fund as per statutory requirements. Leave encashment has been provided on the basis of actuarial valuation instead of cash basis as compared to last year.

10. Expenses related to Voluntary Retirement Scheme

In case of domestic banking entities, exgratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme during 2000-01 is treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years in accordance with the guidelines of RBI.

11. Provision for income tax

Provision for income tax is made in accordance with the statutory requirements with adjustments for deferred tax in terms of Accounting Standard 22 issued by the Institute of Chartered Accountants of India.

12. Segment Reporting

12.1 For the purpose of Segment Reporting as per Accounting Standard 17, the following segments have been identified as Primary Segments:

a) Banking operations comprising branches/ offices of banking entities in India /abroad.

b) Treasury operations comprising the treasury operations of banking entities in India/abroad.

c) Residual operations comprising the operations of non-banking entities in India/abroad.

12.2 The following segments have been identified as Secondary Segments:

a) Indian Operations consisting of domestic offices/entities

b) Foreign Operations consisting of foreign offices/entities

****

S.M. Chaitanya & Co. KOLKATA Chartered Accountants

STATE BANK OF INDIA (CONSOLIDATED)

NOTES ON ACCOUNTS 2002-03

1. **List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements.**

1.1 The 17 Subsidiaries, 4 Joint Ventures and 49Associates (which along with State Bank of India, the Parent, constitute the Group), considered in the preparation of the consolidated financial statements are:

A) Subsidiaries

	Name	Country of Incorporation	Proportion of ownership interest
1	State Bank of Bikaner & Jaipur	India	75.07%
2	State Bank of Hyderabad	India	100.00%
3	State Bank of Indore	India	98.05%
4	State Bank of Mysore	India	92.33%
5	State Bank of Patiala	India	100.00%
6	State Bank of Saurashtra	India	100.00%
7	State Bank of Travancore	India	75.01%
8	SBI Commercial & International Bank Ltd.	India	100.00%
9	SBI Capital Markets Ltd.	India	86.16%
10	SBI Gilts Ltd.	India	82.42%
11	SBI Funds Management Pvt. Ltd.	India	100.00%
12	SBI Factors and Commercial Services Pvt. Ltd.	India	69.88%
13	Discount and Finance House of India Ltd.(DFHI) (w.e.f. 21.02.2003)	India	58.83%
14	State Bank of India (Canada)	Canada	100.00%
15	State Bank of India (California)	USA	100.00%
16	SBI International (Mauritius) Ltd.	Mauritius	98.00%
17	INMB Bank Ltd.	Nigeria	52.00%

B) Joint Ventures

1	SBI Cards and Payment Services Pvt. Ltd.	India	60.00%
2	GE Capital Business Process Management Services Pvt. Ltd	India	40.00%
3	SBI Life Insurance Co. Ltd.	India	74.00%
4	Credit Information Bureau of India Ltd	India	40.00%

B.M. Chatrath & Co. Kolkata Chartered Accountants

C) Associates

RRBs SPONSORED BY SBI (Each is established in India and SBI is having 35% shares)

1.	Alaknanda Gramin Bank
2.	Arunachal Pradesh Rural Bank
3.	Bastar Kshetriya Gramin Bank
4.	Basti Gramin Bank
5.	Bilaspur Raipur Kshetriya Gramin Bank
6.	Bolangir Anchalik Gramin Bank
7.	Bundelkhand Kshetriya Gramin Bank
8.	Damoh-Panna-Sagar Kshetriya Gramin Bank
9.	Ellaquai Dehati Bank
10.	Ganga Yamuna Gramin Bank
11.	Gorakhpur Kshetriya Gramin Bank
12.	Ka Bank Nongkyndong Ri Khasi Jaintia
13.	Kakathiya Grameena Bank
14.	Kalahandi Anchalika Gramya Bank
15.	Koraput Panchbati Gramya Bank
16.	Krishna Grameena Bank
17.	Langpi Dehangi Rural Bank
18.	Manjira Grameena Bank
19.	Mizoram Rural Bank
20.	Nagaland Rural Bank
21.	Nagarjuna Grameena Bank
22.	Palamau Kshetriya Gramin Bank
23.	Parvatiya Gramin Bank
24.	Pithoragarh Kshetriya Gramin Bank
25.	Raigarh Kshetriya Gramin Bank
26.	Samastipur Kshetriya Gramin Bank
27.	Sangameshwara Grameena Bank
28.	Santhal Parganas Gramin Bank
29.	Shivpuri-Guna Kshetriya Grameena Bank
30.	Sri Visakha Grameena Bank

D) Associates

SPONSORED BY ASSOCIATE BANKS OF SBI (Each is established in India and Associate Banks of SBI are having 35 % shares)

1.	Bikaner Kshetriya Gramin Bank
2.	Cauvery Grameena Bank
3.	Golconda Grameena Bank
4.	Jamnagar Rajkot Gramin Bank
5.	Junagadh Amreli Gramin Bank
6.	Kalpatharu Grameena Bank
7.	Malwa Gramin Bank
8.	Marwar Gramin Bank
9.	Sri Ganganagar Kshetriya Gramin Bank
10	Sri Saraswathi Grameena Bank

B.M. Chatrath & Co. Chartered Accountants KOLKATA

State Bank of India Corporate Centre Mumbai

11	Sathavahana Grameena Bank
12	Sriramа Grameena Bank
13	Surendranagar Bhavnagar Gramin Bank
14	Vidisha Bhopal Kshetriya Gramin Bank

E) OTHER ASSOCIATES

1. SBI Home Finance Ltd	India	25.05%
2. Clearing Corporation of India Ltd	India	26.82%
3. Nepal SBI Ltd	India	50.00%
4. Bank of Bhutan	India	20.00%
5. UTI Asset Management Company Pvt Ltd	India	25.00%

1.2 Following changes have taken place in the consolidation process as compared to 2001-02.

a) Two of the subsidiaries – SBI Cards and Payment Services Pvt Ltd and SBI Life Insurance Co Ltd – being joint ventures, have been consolidated on proportionate basis as per Accounting Standard 27 instead of being consolidated as subsidiaries as was done in the previous year.

b) GE Capital Business Process Management Services Pvt. Ltd and Credit Information Bureau of India Ltd have been included for consolidation on proportionate basis as per Accounting Standard 27. In 2001-02, the Bank's investment in these entities was accounted for at cost.

c) Two of the bank's subsidiaries - SBI Securities Ltd and SBI Limitada - are in the process of being liquidated. While figures of these Companies have not been taken for the purpose of consolidation, the bank's investment in these subsidiaries have been shown as receivable under the head "Other assets - Others" in Schedule 11. Another subsidiary – SBI Finance Inc – has also been liquidated during the year.

1.2 Three of the associates – Bank of Bhutan (31st December) and Nepal SBI Bank Ltd (Hindu Calendar Year), and UTI Asset Management Company Pvt Ltd (30th June) - follow accounting years different from that of the parent.

B.M. Chatrath & Co. KOLKATA Chartered Accountants

2. **Foreign Exchange Transactions/translation:**

In respect of foreign exchange transactions and their year-end translation, are accounted for in accordance with Foreign Exchange Dealers Association of India (FEDAI) /Reserve Bank of India (RBI) Guidelines, instead of the Accounting Standard 11 issued by the Institute of Chartered Accountants of India.

3. Staff Benefits:

3.1 Hitherto, expenses on encashment of leave of employees was accounted for on cash basis. However, in order to comply with the Accounting Standard 15 issued by the Institute of Chartered Accountants of India and guidelines issued by Reserve Bank of India, during the current year the liability on leave encashment is accounted for on the basis of actuarial valuation. Accordingly, an amount of Rs.111.32 crores representing current year's liability has been charged to the Profit and Loss Account and Rs.815.70 crores representing the accrued liability up to 31.3.2002 has been debited to the Revenue Reserve.

3.2 During the year an amount of Rs.508.19 crores has been charged to revenue on account of Voluntary retirement Scheme (VRS) implemented during the year 2000-2001, which was treated as deferred revenue expenditure. Unamortised amount of Rs.1008.52 crores is to be amortized over further period of two years in accordance with RBI guidelines.

4. Segmental Reporting

4.1 Segmental Identification

The following segments have been identified:

PRIMARY (Business Segment)	Treasury Operations Banking Operations Non Banking Operations

SECONDARY (Geographical Segment)	Domestic Operations Foreign Operations

4.2 Pursuant to the guidelines issued by Reserve Bank of India, primary reporting segments have been reclassified as per paragraph 4.1 above. The primary segments identified during the year 2001-2002 were as under:

National Banking Segments

Corporate Banking Segments

International Banking Segments

Domestic Treasury

Non-Banking Subsidiaries.

4.3 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements with the following additional features.

- Pricing of inter-segment transactions between the Non Banking Operations segment and other segments are market led. In respect of transactions between treasury and banking segments, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

- Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment

- Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis have been included under "Unallocated expenses" net of unallocated corporate revenue.

DISCLOSURE UNDER SEGMENT REPORTING

PART A: PRIMARY SEGMENTS

	Banking Operations		Treasury Operations		Non Banking Operations		Elimination		TOTAL	
	Current Year	Last Year	Current Year	Last Year	Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Revenue	39667.10	40762.25	27183.51	23671.88	563.53	459.30	18322.92	19832.56	49091.22	45060.87
Result	3964.00	3462.00	4163.55	2397.28	138.41	162.31	0.00	0.00	8265.96	6021.59
Unallocated Expenses									386.45	650.60
Profit Before Tax									7384.02	5370.99
Extra ordinary item Profit/Loss									0.00	0.00
Provision for Taxes									3053.13	1912.45
Net Profit									4330.90	3458.54
Other Information										
Segment Assets	404204.03	412725.50	249902.30	226481.40	5512.15	1730.61	181949.25	194751.32	477669.23	446186.19
Unallocated Assets									20086.80	4136.04
Total Assets									497756.03	450322.23
Segment Liabilities	445465.42	368788.73	201631.29	252911.01	5454.67	1438.09	179737.78	196570.05	472813.60	426567.78
Unallocated Liabilities									2425.49	4313.44
Total Liabilities									475239.09	430881.22

PART B: GEOGRAPHICAL SEGMENTS

	Domestic Operations		Foreign Operations		Total	
	Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Revenue	47885.47	43658.32	1205.75	1402.55	49091.22	45060.87
Assets	475241.85	421380.97	22514.18	28941.26	497756.03	450322.23

5 Related Party Disclosures

5.1. Related Parties

A. Associates/Joint Ventures:

1. UTI Assets Management Co. Pvt. Ltd
2. Clearing Corporation of India Ltd
3. 44 Regional Rural Banks as per para 1.1 items C & D
4. Credit Information Bureau of India Ltd
5. GE Capital Business Process Management Services Private Ltd
6. Nepal SBI Ltd
7. Bank of Bhutan
8. SBI Home Finance Ltd

B. Key Management Personnel:--

1. Shri A. K. Purwar, Chairman (w.e.f. 13.11.2002)
2. Shri A. K. Batra, Managing Director (w.e.f. 28.8.2002)
3. Shri P. N. Venkatachalam, Managing Director (w.e.f. 28.8.2002)
4. Shri Janki Ballabh, Chairman (upto 31.10.2002)
5. Shri Y. Radhakrishnan, Managing Director (up to 30.6.2002)
6. Shri S. Govindarajan, Managing Director (up to 31.7.2002)

5.2 Out of the above, the following are the Related Party Relationships in respect of which disclosures are required to be made in terms of AS-18:—

i. Credit Information Bureau of India Ltd (CIBIL)
ii. GE Capital Business Process Management Services Pvt. Ltd.(GECBPML)
iii. SBI Home Finance Ltd. (SBIHFL)
iv. Nepal SBI Ltd (NSBL)
v. Bank of Bhutan (BOBH)
vi. Shri A.K. Purwar, Chairman, SBI (w.e.f 13.11.2002)
vii. Shri A.K. Batra, Managing Director, SBI (w.e.f 28.8.2002)
viii. Shri P.N. Venkatachalam, Managing Director, SBI (w..e.f. 28.8.2002)
ix. Shri Janki Ballabh, Chairman (up to 31.10.2002)
x. Shri Y. Radhakrishnan, Managing Director (up to 30.6.2002)

B.M. Chatrath & Co. Kolkata Chartered Accountants

xi. Shri S. Govindarajan, Managing Director (up to 31.7.2002)

Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS 18. Details of Related Party transactions are as follows:

Rupees in crores

Items/Related Party	Associates/Joint Ventures	Key Management Personnel @	Relatives of Key Management Personnel @	Total
Borrowings#	4.78 (0.10)			4.78 (0.10)
Deposits#	84.75 (57.99)			84.75 (57.99)
Placement of Deposits#				
Advances#	335.99 (368.14)			335.99 (368.14)
Investments#	46.50 (20.99)			46.50 (20.99)
Non-funded commitments#				
Leasing/HP arrangements availed &				
Leasing/HP arrangements provided &				
Purchase of fixed assets &				
Sale of fixed assets &				
Interest paid &	2.17 (0.01)			2.17 (0.01)
Interest received &	33.66 (0.06)			33.66 (0.06)
Rendering of services &	0.65 (0.61)			0.65 (0.61)
Receiving of services &	48.08 (50.39)			48.08 (50.39)
Management contracts &		0.13 (0.14)		0.13 (0.14)

\# Balances as at 31.03.2003 & Total for FY 2002-03

@ Transactions that are not in the nature of banker-customer relationship.

Figures in the Brackets relate to the previous financial year.

The above disclosures are as identified by the management and relied upon by the Auditors.

B.M. Chatrath & Co. KOLKATA Chartered Accountants

STATE BANK OF INDIA CORPORATE CENTRE, MUMBAI

6. **Assets given on lease:**

Rs. in crore

Total gross investment in the leases		164.73
Present value of minimum lease payments receivable as on 31.3.2003		
➢ Less than 1 year	26.83	
➢ 1 to 5 years	61.85	
➢ 5 years and above	8.50	
Total		96.68
Present value of unearned finance income		21.89

7. **Earnings per Share**

Earnings per Share has been computed as under:

(Rs. in crore)

	2002-03	2001-02
a. Net Profit	4199.01	3353.87
b. Weighted average number of equity shares	526298878	526298878
c. Earnings per Share (Basic and Diluted)	Rs.79.78	Rs.63.72

8. **Deferred Tax Liabilities (DTL) / Deferred Tax Assets (DTA) :-**

(a) During the year, Rs.38.62 crore has been credited to Profit and Loss Account on account of increase in Deferred Tax Asset.

(b) Components of DTA and DTL are as follows:

(Rs. in Crore)

A. Deferred Tax Liability	2002-03	2001-02
Interest Accrued on Investment	51.09	51.37
VRS Expenses	79.38	109.12

S.M. Chetrath & Co. Chartered Accountants KOLKATA

STATE BANK OF INDIA CORPORATE CENTRE MUMBAI

Depreciation of Fixed Assets	39.65	36.96
Depreciation of leased assets	229.42	229.34
Depreciation & Amortisation of Investment	68.52	58.68
Provision relating to securities transactions	70.38	134.72
Others	3.75	28.51
Total deferred tax liability	542.19	648.70

B. Deferred Tax Asset	2002-03	2001-02
Provision made against NPAs	522.31	614.58
Credit on account of Minimum Alternate Tax	Nil	26.76
Others	90.65	28.27
Total	612.96	669.61

C. Net Deferred Tax Asset (A – B)	70.77	20.91

9. Disclosures as per Accounting Standard 27:

9.1 Bank's interest in jointly ventures:

Capital & Liabilities	2002-03	Assets	2002-03
Capital& Reserves	151.05	Cash& Balances with RBI	4.02
Deposits	NIL	Balances with Banks and Money at Call and Short Notice	27.18
Borrowings	326.63	Investments	141.27
Other Liabilities & Provisions	103.69	Advances	368.78

B.M. Chatrath & Co. KOLKATA Chartered Accountants

Provisions			
		Fixed Assets	11.23
		Other Assets	28.89
Total	581.37	Total	581.37

Contingent Liabilities Rs.4.33 crore Capital Commitments Rs.2.27 crore

10. Provisions and contingencies:

Break up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account is as follows:

	2002-03	2001-02
a) Provision for Income Tax		
- Current Tax	3066.52	2323.92
- Deferred Tax	(38.62)	(409.52)
b) Provision for other taxes	(1.85)	(1.95)
c) Provision made against NPAs	3669.83	3123.49
d) General Provision on Standard Assets in the global loan portfolio	259.26	100.16
e) Depreciation in the value of investments	603.19	233.00
f) Provision on other assets	(791.99)	(28.70)
g) Others	218.92	24.30
Total	6985.27	5364.70

(Figures in bracket indicate credit)

11. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial

statement in view of the general clarifications issued by the Institute of Chartered Accountants of India (ICAI).

12. Previous year's figures have been regrouped and reclassified wherever necessary to make them comparable with current year's figures.

****

STATE BANK OF INDIA (CONSOLIDATED)
BALANCE SHEET AS ON 31ST MARCH 2003

[Rupees in 000s]

CAPITAL AND LIABILITIES	SCH	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
Capital	1	5,262,989	5,262,989
Reserve & Surplus	2	219,909,497	189,147,132
Minority Interest	2A	8,636,035	5,611,336
Deposits	3	3,918,749,734	3,514,223,886
Borrowings	4	122,352,556	103,242,171
Other Liabilities and Provisions	5	702,649,399	685,734,756
	TOTAL	**4,977,560,210**	**4,503,222,270**

ASSETS	SCH	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
Cash and balances with Reserve Bank of India	6	191,500,610	273,282,487
Balance with banks and money at call & short notice	7	341,511,281	463,886,127
Investments	8	2,260,110,419	1,855,452,361
Advances	9	1,906,890,223	1,662,635,887
Fixed Assets	10	31,285,663	30,951,521
Other Assets	11	246,262,014	217,013,887
	TOTAL	**4,977,560,210**	**4,503,222,270**
Contingent Liabilities	12	1,405,259,738	1,259,664,420
Bills for Collection	--	113,023,006	160,664,498

CHAIRMAN

Managing Director & CE
(National Banking)

Managing Director & CE
(Corporate Banking)

For B.M. CHATRATH & CO
Chartered Accountants

(Sukhpreet S. Sidhu)
Partner
AUDITORS

B.M. Chatrath & Co. * Chartered Accountants * KOLKATA

Mumbai
Dated 26th June, 2003

SCHEDULE 1 - CAPITAL

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
Authorised Capital - 1000000000 shares of Rs.10 Each		
Issued, Subscribed and Paid-up Capital - 526298878 shares of Rs.10 each	5,262,989	5,262,989
(Previous year 526298878 shares of Rs.10 each)		
TOTAL	5,262,989	5,262,989

B.M. Chatrath & Co. Kolkata Chartered Accountants

SCHEDULE 2 - RESERVES & SURPLUS

[Rupees in 000s]

	As on 31.3.2003(Current Year)		As on 31.3.2002 (Previous Year)	
I. Statutory Reserves				
Opening Balance	113,954,849		91,834,849	
Additions during the year	14,858,857		22,095,678	
Deductions during the year	-	128,813,706	-	113,930,527
II. Capital Reserves**				
Opening Balance	1,576,183		1,258,106	
Additions during the year	1,728,766		318,898	
Deductions during the year	-	3,304,949	-	1,577,004
III. Share Premium				
Opening Balance	38,768,465		38,759,930	
Additions during the year	71,228		-	
Deductions during the year	-	38,839,693	-	38,759,930
IV Investment Fluctuation Reserve				
Opening Balance	11,983,608		6,478,693	
Additions during the year	20,992,301		5,519,983	
Deductions during the year	101,600	32,874,309	15,077	11,983,599
IV. Revenue and Other Reserves				
Opening Balance	21,067,599		24,778,272	
Additions during the year : Transfer from P&L A/c	235,113		2,138,949	
Additions during the year on account of Deferred tax adjustments	-		-	
Deductions during the year	7,728,562		6,404,987	
Deductions during the year on account of deferred tax adjustments	-	13,574,150	-	20,512,234
V. Balance in Profit and Loss Account		2,502,690		2,383,838
** includes Capital Reserves on Consolidation of Rs.1695125 thousand (Previous Year Rs.133433 thousand)				
TOTAL (I, II, III, IV and V)		219,909,497		189,147,132

B.M. Chatrath & Co. Chartered Accountants KOLKATA

SCHEDULE 2A - MINORITY INTERESTS

[Rupees in 000s]

	As on 31.3.2003 (Current Year)		As on 31.3.2002 (Previous Year)	
Share Capital	1,630,513		1,523,197	
Reserves and Surplus	7,005,522		4,088,139	
		8,636,035		**5,611,336**


B.M. Chatrath & Co.
KOLKATA
Chartered Accountants

SCHEDULE 3 - DEPOSITS

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
A. I. Demand Deposits		
(i) From Banks	78,634,529	80,536,155
(ii) From Others	483,873,774	449,974,775
II. Savings Bank Deposits	879,944,555	749,533,674
III. Term Deposits		
(i) From Banks	68,162,644	72,745,968
(ii) From Others	2,408,134,232	2,161,433,314
TOTAL (I, II and III)	3,918,749,734	3,514,223,886
B. I. Deposits of Branches in India	3,835,713,182	3,431,169,093
II. Deposits of Branches outside India	83,036,552	83,054,793
TOTAL	3,918,749,734	3,514,223,886

SCHEDULE 4 - BORROWINGS

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
I. Borrowings in India		
(i) Reserve Bank of India	-	3,351,500
(ii) Other Banks	12,314,210	366,072
(iii) Other Institutions and Agencies	19,779,966	25,602,963
II. Borrowings outside India	90,258,380	73,921,636
TOTAL (I and II)	122,352,556	103,242,171
Secured borrowings included in I & II above	32,597,289	33,649,792

B.M. Chatrath & Co. Chartered Accountants KOLKATA

SCHEDULE 5 - OTHER LIABILITIES & PROVISIONS

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
I. Bills payable	181,057,396	181,848,413
II. Inter-office adjustments (net)	49,756,346	54,108,487
III. Inter Bank adjustments	1,200,000	942,831
IV. Interest accrued	248,718,264	240,296,709
V. i) 10 years unsecured Redeemable Bonds (Subordinated for Tier II Capital)	44,361,071	45,176,613
ii) 63 Months Unsecured Redeemable Bonds (Subordinated for Tier II Capital) (Private Placement : 1999-2000)		
iii) 63 months & 87 months Unsecured Redeemable Bonds-2001 (Subordinate for Tier II Capital) (Private Placement : 2000-2001)		
VI. Deffered Tax Liablities	821,999	1,048,882
VII. Others (including provisions)	176,734,323	162,312,821
TOTAL	702,649,399	685,734,756

B.M. Chatrath & Co. Kolkata Chartered Accountants

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
I. Cash in hand (including foreign currency notes and gold)	14,305,706	13,698,732
II. Balances with Reserve Bank of India		
(i) In Current Account	177,194,904	259,583,755
(ii) In Other Accounts	-	-
TOTAL (I and II)	191,500,610	273,282,487

B.M. Chatrath & Co. Chartered Accountants KOLKATA

SCHEDULE-7 : BALANCES WITH BANKS AND MONEY AT CALL & SHORT NOTICE

[Rupoos In 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
I. In India		
(i) Balances with banks		
(a) In Current Account	2,373,535	724,887
(b) In Other Deposit Accounts	38,525,423	41,918,105
(ii) Money at call and short notice		
(a) With banks	242,692,614	243,579,500
(b) With other institutions	-	-
TOTAL	283,591,572	286,222,492
II. Outside India		
(i) In current Account	26,360,618	71,916,177
(ii) In Other Deposit Accounts	4,300,022	26,391,463
(iii) Money at call and short notice	27,259,069	79,355,995
TOTAL	57,919,709	177,663,635
GRAND TOTAL (I and II)	341,511,281	463,886,127

B.B. Chatrath & Co. Chartered Accountants KOLKATA

SCHEDULE 8 - INVESTMENTS

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
I. Investments in India in		
(i) Government Securities	1,912,844,896	1,521,155,287
(ii) Other approved securities	58,013,705	66,532,577
(iii) Shares	9,269,714	11,848,259
(iv) Debentures and Bonds	198,663,765	166,458,320
(v) Joint ventures	-	447,744
(vi) Associates	879,825	
(vii) Others (Units, etc.)	34,010,816	41,034,882
TOTAL	2,213,682,721	1,807,477,069
II. Investments outside India in		
(i) Government Securities (including local authorities)	5,761,794	4,569,159
(ii) Subsidiaries/ Joint Ventures abroad	-	-
(iii) Associates	328,410	38,234
(iii) Other Investments (Shares, Debentures, etc.)	40,337,494	43,367,899
TOTAL	46,427,698	47,975,292
GRAND TOTAL (I and II)	2,260,110,419	1,855,452,361
III. Investments in India		
(i) Gross Value of Investments	2,230,208,346	1,818,344,761
(ii) Aggregate of Provisions for Depreciation	16,325,523	10,867,692
(iii) Net Investments (vide I above) TOTAL	2,213,882,823	1,807,477,069
IV. Investments outside India		
(i) Gross Value of Investments	46,767,998	48,706,015
(ii) Aggregate of Provisions for Depreciation	540,402	730,723
(iii) Net Investments (vide II above) TOTAL	46,227,596	47,975,292
GRAND TOTAL (III AND IV)	2,260,110,419	1,855,452,361

B.M. Chatrath & Co. * KOLKATA * Chartered Accountants

SCHEDULE 9 - ADVANCES

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
A. I. Bills purchased and discounted	178,802,168	159,957,819
II. Cash credits, overdrafts and loans repayable on demand	978,110,473	912,950,248
III. Term loans	749,977,582	589,727,820
TOTAL	**1,906,890,223**	**1,662,635,887**
B. I. Secured by tangible assets	1,528,057,714	1,349,386,016
II. Covered by Bank/Government Guarantees	138,180,100	105,441,124
III. Unsecured	240,652,409	207,808,747
TOTAL	**1,906,890,223**	**1,662,635,887**
C. I. Advances in India		
(i) Priority Sector	547,722,248	475,982,337
(ii) Public Sector	339,182,860	304,859,638
(iii) Banks	-	3,121,513
(iv) Others	870,206,412	735,443,304
TOTAL	**1,757,111,520**	**1,519,406,792**
II. Advances outside India		
(i) Due from banks	9,425,423	8,047,278
(ii) Due from others		
(a) Bills purchased and discounted	28,373,172	18,739,555
(b) Syndicated loans	59,788,584	41,437,712
(c) Others	52,191,524	75,004,550
TOTAL	**149,778,703**	**143,229,095**
GRAND TOTAL (C.1 and C.II)	1,906,890,223	1,662,635,887

M. Chatrath & Co. Chartered Accountants

SCHEDULE 10 - FIXED ASSETS

[Rupees in 000s]

	As on 31.3.2003 (Current Year)		As on 31.3.2002 (Previous Year)	
I. Premises				
At cost as on 31st March of the preceding year	12,250,748		11,496,538	
Additions during the year	655,673		877,823	
Deductions during the year	17,520		137,109	
Depreciation to date	4,104,075		3,615,632	
		8,784,826		8,621,620
I. A. Premises under Construction *		1,342,842		1,076,157
II. Other Fixed Assets (including furniture and fixtures)				
At cost as on 31st March of the preceding year	30,211,493		26,299,271	
Additions during the year	6,669,265		4,209,011	
Deductions during the year	392,479		396,369	
Depreciation to date	24,099,080	12,389,199	19,912,361	10,199,552
III. Leased Assets				
A. At cost as on 31st March of the preceding year	17,560,335		18,012,755	
Additions during the year	(38,660)			
Deductions during the year	911,819		778,971	
Depreciation to date	8,117,759	8,492,097	6,546,917	10,686,867
B. Capital works in progress (Leased Assets) net of Provisions		276,699		367,325
TOTAL (I to III)		31,285,663		30,951,521

*Include other fixed assets under work-in-progress

SCHEDULE 11 - OTHER ASSETS

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
(i) Inter-office adjustments (net)	3,917,761	13,297,195
(ii) Inter Bank balances (net)	-	
(iii) Interest accrued	78,237,385	74,422,349
(iv) Tax paid in advance/tax deducted at source	26,910,564	26,490,573
(v) Deferred tax Asset	1,529,705	1,258,015
(vi) Stationery and stamps	1,062,925	1,059,545
(vii) Non-banking assets acquired in satisfaction of claims	11,933	9,170
(viii) Deferred revenue Expenditure	10,157,099	15,330,874
(ix) Others*	124,434,643	85,146,166
TOTAL	246,262,015	217,013,887

* includes Goodwill on Consolidation of Rs.377752 thousand (Previous Year Rs.377752 thousand)

SCHEDULE 12 - CONTINGENT LIABILITIES

[Rupees in 000s]

	As on 31.3.2003 (Current Year)	As on 31.3.2002 (Previous Year)
I. Claims against the bank not acknowledged as debts	9,765,566	6,814,317
II. Liability for partly paid investments	443,688	96,188
III. Liability on account of outstanding forward exchange contracts	781,647,914	696,183,430
IV. Guarantees given on behalf of constituents		-
(a) In India	119,496,067	142,379,508
(b) Outside India	60,109,588	35,553,476
V. Acceptances, endorsements and other obligations	201,172,569	165,213,825
VI. Other items for which the bank is contingently liable	232,624,346	213,423,676
TOTAL	1,405,259,738	1,259,664,420

Bills for collection	113,023,006	160,664,498

STATE BANK OF INDIA (CONSOLIDATED)

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedule No.	2003 Rs. (000s omitted)	2002 Rs.
I. INCOME			
Interest earned	13	410,193,213	390,222,489
Other Income	14	82,177,933	61,681,663
	TOTAL	492,371,146	451,904,152
II. EXPENDITURE			
Interest expended	15	272,495,195	266,203,385
Operating expenses	16	106,714,295	97,468,401
Provisions and contingencies		69,852,671	53,647,003
	TOTAL	449,062,161	417,318,789
III. PROFIT			
Net profit for the year		43,308,985	34,585,363
Less : Minority Interest		1,318,836	1,049,698
Group Profit		41,990,149	33,535,665
Add: Brought forward profit attributable to the group		341,467	805,692
	TOTAL	42,331,616	34,341,357
APPROPRIATIONS			
Transfer to Statutory Reserves		14,832,080	22,095,679
Transfer to Other Reserves		19,799,997	6,643,233
Transfer to Proposed Dividend		4,473,590	3,157,793
Transfer to Interim Dividend		0	0
Corporate Tax on Dividend		723,259	0
Balance carried over to Balance Sheet		2,502,690	2,444,652
	TOTAL	42,331,616	34,341,357

CHAIRMAN

Managing Director & GE
(National Banking)

Managing Director & GE
(Corporate Banking)

For B.M. CHATRATH & CO
Chartered Accountants

(Sukhpreet S. Sidhu)
Partner
AUDITORS

B.M. Chatrath & Co. * Chartered Accountants * KOLKATA

Mumbai
Dated 26th June, 2003

STATE BANK OF INDIA (CONSOLIDATED)

SCHEDULE 13 - INTEREST EARNED

000s omitted

	2003 Rs.	2002 Rs.
I. Interest/discount on advances/bills	161,584,483	155,209,425
II. Income on investments	199,751,716	186,498,589
III. Interest on balances with Reserve Bank of India and other inter-bank funds	34,459,092	33,202,183
IV. Others	14,397,923	15,312,292
TOTAL	410,193,213	390,222,489

STATE BANK OF INDIA (CONSOLIDATED)

SCHEDULE 14 - OTHER INCOME

000s omitted

	2003 Rs.	2002 Rs
I. Commission, exchange and brokerage	39,719,350	37,357,213
II. Profit/Loss on sale of investments (Net)	28,270,300	11,153,465
III. Profit/Loss on revaluation of investments (Net)	(189,763)	(196,342)
IV. Profit on sale of land, buildings and other assets (Net)	(5,231)	161,018
V. Profit on exchange transactions (Net)	6,431,075	5,587,732
VI. Dividends from joint ventures in India/abroad	350,363	24,167
VII Lease Income		
(a) Lease rental *	2,619,371	3,065,921
(b) Lease finance charges	41,969	141,227
(c) Overdue charges	15,630	23,950
VIII Credit card membership/services fees	533,674	680,578
IX Life Insurance Premium (net of policy liabilities)	15,473	3,284
X Share of earnings from associates	58,664	0
XI Miscellaneous Income	4,317,059	3,679,450
TOTAL	82,177,933	61,681,663

(loss figures shown in brackets.)

* reduced by Lease Equalisation amount of Rs.260916 thousand

STATE BANK OF INDIA (CONSOLIDATED)

SCHEDULE 15 - INTEREST EXPENDED

000s omitted

	2003 Rs.	2002 Rs.
I. Interest on deposits	261,138,921	251,949,414
II. Interest on Reserve Bank of India/Inter-bank borrowings	2,341,662	4,375,455
III. Others	9,014,612	9,878,516
TOTAL	272,495,195	266,203,385

STATE BANK OF INDIA (CONSOLIDATED)

SCHEDULE 16 - OPERATING EXPENSES

000s omitted

	2003 Rs.	2002 Rs.
I. Payments to and provisions for employees	69,638,720	63,147,461
II. Rent, taxes and lighting	7,706,291	7,015,819
III. Printing and stationery	1,691,768	1,623,396
IV. Advertisement and publicity	658,017	486,634
V. Depreciation		
(a) Leased Assets	1,698,215	1,878,244
(b) Other Fixed Assets	4,925,659	3,822,865
VI. Directors' fees, allowances and expenses	22,072	23,206
VII. Auditors' fees and expenses (including branch auditors' fees and expenses)	614,701	544,216
VIII. Law charges	636,900	496,975
IX. Postages, telegrams, telephones, etc.	944,985	1,076,316
X. Repairs and maintenance	939,142	817,188
XI. Insurance	1,948,097	1,825,451
XIII Amortization of deferred revenue expenditure	5,143,308	5,407,894
XVI Expenses relating to Card Business and others	467,171	522,676
XVII Other expenditure	9,679,250	8,780,060
TOTAL	106,714,295	97,468,401

STATE BANK OF INDIA (Consolidated)

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2003

(Rs 000)

Item description	Year Ended 31.03.2003	Year Ended 31.03.2002
A. CASH FLOW FROM OPERATING ACTIVITIES	(187,463,616)	55,072,326
B. CASH FLOW FROM INVESTING ACTIVITIES	(5,787,188)	(3,877,947)
C. CASH FLOW FROM FINANCING ACTIVITIES	(10,399,129)	(18,678,936)
D. EXCHANGE FLUCTUATION CASH FLOWS	(715,225)	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(204,365,158)	32,515,443
E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	737,377,050	704,924,709
F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	533,011,891	737,440,152

CHAIRMAN

Managing Director & GE (National Banking)

Managing Director & GE (Corporate Banking)

Mumbai

Dated 26th June. 2003

For B.M. CHATRATH & CO
Chartered Accountants

(Sukhpreet S. Sidhu)
Partner
AUDITORS

B.M. Chatrath & Co. KOLKATA Chartered Accountants

STATE BANK OF INDIA (Consolidated)

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2003

A. CASH FLOW FROM OPERATING ACTIVITIES	Year Ended 31.03.2003	Year Ended 31.03.2002
Net Profit before Taxes	76,913,079	53,709,841
Adjustment for		
Depreciation charges	6,658,294	5,701,109
Loss on sale of fixed assets		
Provision for NPAs	36,608,326	31,234,896
Provision on Standard Assets	2,592,595	
Depreciation on Investments	4,972,756	2,353,144
Provision on other assets	(7,919,942)	
Provision on RRBs	(34,200)	
Other Provisions	2,189,216	934,485
Deferred Revenue Expenditure written off during the year	5,181,857	5,407,894
Dividends from Joint Ventures (Investing Activity)	(1,372,206)	(24,167)
Interest paid on SBI Bonds (Financing Activity)	4,890,640	5,701,307
Less: Direct Taxes	(31,185,627)	(22,596,504)
Adjustments on account of adoption of AS 27 (*)	31,945	
Other adjustments (**)	(2,164,308)	
SUB TOTAL	**97,362,424**	**82,422,005**
Adjustment for		
Increase/(Decrease) in Deposits	404,525,850	366,729,145
Increase/(Decrease) in Borrowings	6,656,222	(21,870,293)
(Increase)/Decrease in Investments	(392,760,884)	281,807,273)
(Increase)/Decrease in Advances	(280,858,419)	(173,485,157)
Increase/(Decrease) in Other Liabilities & Provisions	(540,319)	56,461,618
(Increase)/Decrease in Other Assets	(21,848,490)	6,622,281
NET CASH PROVIDED BY OPERATING ACTIVITIES	**(187,463,616)**	**55,072,326**
B. CASH FLOW FROM INVESTING ACTIVITIES		
(Increase) / Decrease in Investments in Sub/ JVs	(182,522)	(62,070)
Income earned on such Investments	1,371,371	24,167
(Increase) / Decrease in Fixed Assets	(6,976,037)	(3,840,044)
NET CASH FROM IN INVESTING ACTIVITIES	**(5,787,188)**	**(3,877,947)**
C. CASH FLOW FROM FINANCING ACTIVITIES		
Share Capital	-	
Minority Interest	69,494	
Share Premium	-	
Subordinated Bonds	-	3,300,000
Redemption of Subordinated Bonds	(815,542)	(13,376,297)
Interest Paid on Bonds	(4,890,640)	(5,701,307)
Dividends Paid	(4,762,442)	(2,901,332)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(10,399,129)**	**(18,578,936)**
D. EXCHANGE FLUCTUATION CASH FLOWS		
Investment in Subsidiaries/ JVs abroad	65,145	
Other Investments abraod	(132,524)	
Exchange fluctuation o/a of profit/loss at Fos (Other Assets)	(587,719)	
Exchange fluctuation o/a of funds lent to FOs (Other Assets)	6,554	
Advances: Term Loan to SBIIML	(4,244)	
Other items	(62,437)	
CASH FLOWS FROM EXCHANGE FLUCTUATION	**(715,225)**	
E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		
Cash in hand (including foreign currency notes and gold)	13,701,496	11,321,527
Balances with Reserve Bank of India	259,789,427	234,202,976
Balances with Banks and Money at Call and Short Notice	463,886,127	459,400,206
Sub-Total	**737,377,050**	**704,924,709**
F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
Cash in hand (including foreign currency notes and gold)	14,305,706	13,698,732
Balances with Reserve Bank of India	177,194,904	259,583,755
Balances with Banks and Money at Call and Short Notice	341,511,281	464,157,665
Sub-Total	533,011,891	737,440,152

Notes:

1. The above Cash Flow Statement has been prepared under the Indirect Method set out in Accounting Standard 3 issued by the Institute of Chartered Accountants of India.

2. (*) Items arising from the first adoption of AS 27 have been shown separately.

3. (**) These adjustments are on account of consolidation procedures.

4. Previous year's figures are not comparable on account of adoption of new accounting standards.

B.M. Chatrath & Co. Kolkata Chartered Accountants

B.M.Chatrath & Co
21Old Court House St.
Kolkata - 700001

Ph.(033) 22484575 / 4667
22486810

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF THE DIRECTORS STATE BANK OF INDIA

1. We have examined the attached consolidated Balance sheet of State Bank Of India **(the Bank)** as at 31st March 2003, Profit and Loss Account and the cash Flow statement for the year then ended in which are incorporated the accounts of the Bank audited by 14 joint auditors including us, 17 subsidiaries, 4 joint ventures and 49 associates audited by other auditors. These financial statements are the responsibility of the management of the bank. Our responsibility is to express our opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects in accordance with identified reporting frame work and free of material misstatements. An audit includes, examining on a test check basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statement of 17 subsidiaries, 4 joint ventures and 49 associates whose financial statements reflect total assets of Rs.126350 crores as at 31st March 2003 and total revenue of Rs.12918 crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of other entities, is based solely on the report of the other auditors.

4. We report that the consolidated financial statements have been prepared by the Bank in accordance with the requirement of Accounting Standards issued by the Institute Of Chartered Accountant Of India and the requirements of the Reserve Bank Of India and on the basis of the separate audited financial statements of State Bank Of India and its 17 subsidiaries, 4 joint ventures and 49 associates included in the consolidated financial statements.

5. We invite attention to :

i. Item No.2 in the Notes on Accounts (regarding translation/conversion of foreign exchange transactions) wherein Reserve Bank Of India / Foreign Exchange Dealers Association Of India instructions / guidelines have been followed in preference to the Accounting Standard 11 on "Accounting for the Effects of changes in Foreign Exchange Rates" issued by the Institute Of Chartered Accountants Of India.

ii. Item No.3 of the Notes on Accounts regarding accounting for Leave Encashment whereby Rs.111.32 crores has been charged to the Profit and Loss Account and Rs.815.70 crores being the liability at the beginning of the year has been debited to the Revenue Reserve in accordance with the Reserve Bank Of India guidelines.

6. On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of **the Bank** and its aforesaid subsidiaries, joint ventures and associates , we are of the opinion that:

a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of **the Bank** as at 31st. March 2003;

b) the consolidated Profit and Loss Account gives a true and fair view of the consolidated results of the **Bank;** and

c) the Cash Flow Statement gives a true and fair view of the consolidated cash flows for the year of **the Bank** .

For B.M. Chatrath & Co
(Chartered Accountants)

B.M. Chatrath & Co. Kolkata Chartered Accountants

Sukhpreet. S. Sidhu
(Partner)

Place : Mumbai
Dated : 26 th. June 2003